December 12, 2017
VIA EDGAR

Ms. Dorrie Yale

Division of Corporation Finance

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 4546

Washington, D.C. 20549-1090

Re:	Evoke Pharma, Inc.
Registration Statement on Form S-3
Filed November 14, 2017
File No. 333-221556

Dear Ms. Yale:

We are in receipt of the Staff’s letter dated November 27, 2017 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Evoke Pharma, Inc. (the “Company”) as set forth below in connection with filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Plan of Distribution, page 11

1.	Your disclosure in this section of your sales agreement prospectus states that B. Riley FBR may effect sales “to or through dealers.” Please tell us whether such sales satisfy the “at the market offering” definition under Rule 415. If the sales method does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

December 12, 2017

Response 1: The Company has revised page 11 of the sales agreement prospectus in response to the Staff’s comment.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-3969. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush
Matthew T. Bush
of LATHAM & WATKINS LLP

cc:	Erin Jaskot, Securities and Exchange Commission
David Gonyer, Evoke Pharma, Inc.
Cheston Larson, Latham & Watkins LLP
Anthony Gostanian, Latham & Watkins LLP